Mail Stop 3561

August 10, 2009

<u>Via Fax & U.S. Mail</u>

Mr. F. Mark Wolfinger, Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg, South Carolina 29319-9966

>   **Re:**   **Denny's Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed March 12, 2009**
>   **File No. 000-18051**

Dear Mr. Wolfinger:

We have reviewed your filings and have the following comments. Unless otherwise
indicated, we think you should revise your document in future filings in response to these
comments. If you disagree, we will consider your explanation as to why our comments
are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the
comments are deemed inappropriate, advise the staff of your reason. Your response
should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2008

Notes to Consolidated Financial Statements, page F-7
Note 2. Summary of Significant Accounting Policies, page F-7
Adjustments to Equity, page F-10

1.   We note that the company made adjustments to the December 26, 2007 financials statements that were accounted for as a correction of error in accordance with SFAS 154, paragraph 25. We further note that the errors resulted from misapplication of SFAS 142. Given that SFAS 142 was effective as of the beginning of your 2002 fiscal year end, please tell us why the error corrections only relate to 2007. To the extent such errors related to periods prior to 2007, please tell us the amount of such errors in previous years and provide us with your materiality analysis with respect to these errors. Your analysis should clearly address the quantitative and qualitative factors used to determine that the adjustments were not material. We may have further comment upon receipt of your response.

Franchise and License Fees, page F-9

2.   We note from your consolidated statement of operations and your discussion in MD&A that franchise operations are becoming increasingly material to your results of operations. Given this factor, please revise the notes to your financial statements in future filings to include all of the disclosures outlined in paragraph 23 of SFAS No.45. In this regard, please note that including these disclosures in MD&A does not satisfy the financial statement disclosure requirements outlined in SFAS No. 45.

Item 15. Exhibits and Financial Statement Schedules, page 26

3.   Refer to Exhibit 10.15, incorporated by reference to Exhibit 10.25 to Form 10-K filed March 9, 2007 and Exhibit 10.16, incorporated by reference to Exhibit 10.26 to Form 10-K filed March 9, 2007. These agreements do not appear to contain all of the exhibits and schedules listed in the table of contents. All agreements must be filed in full and include all annexes, appendices, schedules, and exhibits. Please confirm that you will refile both agreements to include all exhibits and schedules with your next Exchange Act filing.

4.   In future filings, please delete the disclaimer at the bottom of page 28. Investors should be able to rely on the information contained in your public filings.

Exhibits 31.1 and 31.2

5.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Schedule 14A

Performance Goals for 2008 Bonuses, page 19

6.   Please confirm that in future filings you will disclose in your Compensation Discussion & Analysis the actual system-wide sales and adjusted income before taxes, and not merely the targets.

7.   Additionally, we note that these financial measures appear to be non-GAAP as defined by Regulation G. Please confirm that, to the extent you plan to provide these non-GAAP measures in the future, you will clearly label them as non-GAAP and provide reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented, or tell us why reconciliation is not necessary.

Paradigm Shift Incentive Program, page 21

8.   In future filings, please quantify all pre-determined milestones under the Paradigm Shift Incentive Program that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals, either corporately or individually, are not sufficient.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief